Exhibit 99.1

Arbe Robotics Ltd. Announces $16 million Underwritten Registered Direct Offering

TEL AVIV, ISRAEL, Jan. 26, 2026 (GLOBE NEWSWIRE) -- Arbe Robotics Ltd. (NASDAQ: ARBE), (TASE: ARBE) (“Arbe” or the “Company”), a global leader in Perception Radar Solutions, today announced that it has priced an underwritten offering of 11,500,000 ordinary shares at a purchase price of $1.40 per share.

Arbe estimates the gross proceeds from this offering to be approximately $16.1 million before deducting underwriting discounts and commissions and other offering expenses. Arbe expects to grant the underwriters a 30-day option to purchase up to an additional 1,725,000 ordinary shares at the public offering price, less underwriting discounts and commissions. The offering is expected to close on or about January 27, 2025, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds from this offering for working capital and general corporate purposes.

Canaccord Genuity is acting as sole bookrunner for the offering.  Roth Capital Partners and WestPark Capital are acting as co-managers for the offering.

The securities described above are being offered pursuant to a registration statement on Form F-3 (File No. 333-287805), originally filed on June 5, 2025, with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on June 13, 2025. The offering is being made only by means of a prospectus and a prospectus supplement which forms a part of the effective registration statement relating to the offering. A final prospectus supplement and accompanying prospectus relating to the offering will be filed with the SEC. Electronic copies of the final prospectus, when available, may be obtained on the SEC’s website at http://www.sec.gov and may also be obtained, when available, by contacting Canaccord Genuity LLC, Attn: Syndication Department, 1 Post Office Square, 30th Floor, Boston, MA 02109, or by email at prospectus@cgf.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Arbe Robotics, Ltd.

Arbe (Nasdaq: ARBE), a global leader in ultra-high-resolution radar solutions, is driving a radar revolution. Its cutting-edge radar chipset delivers up to 100 times more detail than other radar systems on the market, empowering automakers and radar Tier-1s to develop safe driving systems that scale from ADAS to hands-free, eyes-off capabilities and up to full vehicle autonomy. Arbe’s technology addresses the most critical use cases by delivering real-time, 4-dimensional imaging that enables the perception stack with information such as precise mapping of drivable free space in highway and urban environments across all weather and lighting conditions. With its transformative impact across passenger, commercial, and industrial vehicle segments, as well as other advanced safety applications, Arbe is redefining the role of radar in next-generation mobility.

Headquartered in Tel Aviv, Israel, the company also operates offices in the United States, Germany, and China. For more information, visit https://arberobotics.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to, the timing and completion of the offering, the grant to the underwriters of the option to purchase additional shares in the offering, the intended use of proceeds from the offering, the ability of Arbe to achieve certain milestone events, Arbe’s perception radar performing as anticipated by Arbe, any demonstration of Arbe’s perception radar being met in actual traffic conditions, market acceptance of Arbe’s perception radar, Arbe meeting the conditions to the release of the net proceeds of its convertible note offering from escrow and meeting the covenants, the effect on the Israeli economy generally and on Arbe’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas and any further intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of Israel’s working population, including Arbe’s employees, the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies, the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel, and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2025, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, Arbe’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Investor Relations:

Ehud Helft & Kenny Green
EK Global Investor Relations
arbe@ekgir.com
+1 212 378 8040